UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: May 5, 2021	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
		Name:	Jose Humberto Acosta Martin.
		Title:	Vice President of Finance

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) NOTIFIES AN UPDATE TO THE FINANCIAL RESULTS REPORT FOR THE FIRST QUARTER OF 2021.

Medellin, Colombia, May 5, 2021

Bancolombia S.A. notifies a correction to the Financial Results Report for the first quarter of 2021 filed yesterday.

The precise information in section 3 - BREAK DOWN OF OPERATIONS- for Banco Agricola, regarding Net Provisions, Fees and Income from service, net, and, Other operating income, is as follows:

BANCO AGRICOLA- EL SALVADOR

CONSOLIDATED BALANCE SHEET	Quarter			Growth
AND INCOME STATEMENT
(COP million)	1Q20	4Q20	1Q21	1Q21/4Q20	1Q21/1Q20
ASSETS
Gross loans	14,651,706	11,663,275	12,705,065	8.93%	-13.29%
Allowances for loans	(566,535)	(727,748)	(838,398)	15.20%	47.99%
Investments	1,392,973	2,869,631	3,489,201	21.59%	150.49%
Other assets	6,026,577	4,145,988	4,064,981	-1.95%	-32.55%
Total assets	21,504,721	17,951,146	19,420,849	8.19%	-9.69%
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	16,115,572	13,878,209	14,970,223	7.87%	-7.11%
Other liabilities	3,399,020	2,266,166	2,414,098	6.53%	-28.98%
Total liabilities	19,514,591	16,144,374	17,384,321	7.68%	-10.92%
Shareholders' equity	1,990,129	1,806,771	2,036,528	12.72%	2.33%
Total liabilities and shareholders' equity	21,504,721	17,951,146	19,420,849	8.19%	-9.69%
Interest income	293,919	287,408	286,994	-0.14%	-2.36%
Interest expense	(78,703)	(66,100)	(60,657)	-8.24%	-22.93%
Net interest income	215,216	221,307	226,337	2.27%	5.17%
*Net provisions	(45,557)	(133,693)	(43,359)	-67.57%	-4.83%
*Fees and income from service, net	53,704	63,879	59,202	-7.32%	10.24%
*Other operating income	4,479	6,032	1,020	-83.09%	-77.23%
Total operating expense	(126,417)	(123,824)	(114,790)	-7.30%	-9.20%
Profit before tax	101,425	33,701	128,410	281.02%	26.61%
Income tax	(36,510)	(12,727)	(30,119)	136.65%	-17.50%
Net income	64,915	20,974	98,291	368.63%	51.42%

* Revised fields.